    4 Landmark Square
    Suite 400
    Stamford, CT  06901

    Telephone:  (203) 975-7110
    Fax:  (203) 975-7902

July 8, 2010

VIA EDGAR

Sherry Haywood, Esq.
Staff Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-4631

RE:	Silgan Holdings Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 1, 2010 Definitive Proxy Statement on Schedule 14A Filed on April 29, 2010 File No. 22117

Dear Ms. Haywood:

This letter will confirm that, pursuant to your discussion today with our counsel, you have agreed to extend the time for Silgan Holdings Inc.
(the “Company”) to respond to the comment letter, dated June 30, 2010, to Anthony J. Allott, Chief Executive Officer of the Company, regarding the Company’s above-referenced Form 10-K and Definitive Proxy Statement on Schedule 14A, for a period of two weeks following the initial response date of July 15, 2010.  The Company will respond on or before the revised due date of July 29, 2010.

                Sincerely,

                /s/ Frank W. Hogan, III
                Frank W. Hogan, III
                Senior Vice President, General
                Counsel and Secretary

/